Joshua A. Kaufman T: +1 212 479 6495 josh.kaufman@cooley.com	Via EDGAR

February 25, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Joseph Cascarano

Mr. Robert Littlepage

Mr. Mitchell Austin

Mr. Larry Spirgel

Re:	IDEX Biometrics ASA

Amendment No. 2 to Registration Statement on Form F-1

Filed February 19, 2021

File No. 333-250186

Ladies and Gentlemen:

On behalf of our client, IDEX Biometrics ASA (the “Company”), we are responding to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated February 22, 2021 (the “Comment Letter”), relating to the above referenced Registration Statement on Form F-1 (No. 333-250186) (the “Registration Statement”). The Company is concurrently publicly filing its Amendment No. 3 to the Registration Statement (“Amendment No. 3”), which reflects changes made in response to the comments set forth in the Comment Letter (the “Comments”) and certain other changes.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of Amendment No. 3. Capitalized terms used in this letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 3.

Amendment No. 2 to Form F-1 filed February 19, 2021

Prospectus Summary

Recent Developments, page 4

1.

We note your disclosure of preliminary revenue amounts for the fiscal quarter and year ended December 31, 2020. It appears this disclosure in isolation may provide an incomplete picture of your financial results. Please provide context for the preliminary revenues estimates by also disclosing net loss estimates, estimates of operating costs, or other line items for the same periods.

Cooley LLP      55 Hudson Yards      New York, NY      10001-2157

t: (212) 479-6000      f: (212) 479-6275      cooley.com

U.S. Securities and Exchange Commission

February 25, 2021

Page Two

Response to Comment 1:

On February 25, 2021, the Company announced the results for its fiscal fourth quarter ended December 31, 2020. The Company has revised the disclosure on page 4 accordingly to provide more complete disclosure as to its profitability during this period, including on a per share basis.

2.

We note your statement that your revenue estimates “could change.” As you have chosen to disclose preliminary results, if true please clarify that the actual results are not expected to differ materially from those reflected in the preliminary results.

Response to Comment 2:

On February 25, 2021, the Company announced the results for its fiscal fourth quarter ended December 31, 2020. The Company has revised its disclosure on page 4 accordingly to indicate that such results were prepared in accordance with IAS 34 Interim Financial Reporting and have not been audited. The Company notes on page 4 that, although the audit that is currently underway could change such results, actual results are not expected to differ materially from those reflected therein.

Principal Shareholders, page 95

3.	Your Principal Shareholders and Selling Shareholder tables contain information as of September 30, 2020. Please revise these tables to provide information as of the most recent practicable date.

Response to Comment 3:

In response to the Staff’s Comment, the Company has revised its disclosure on pages 95, 96 and 97 of Amendment No. 3 and throughout the document.

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Cooley LLP      55 Hudson Yards      New York, NY      10001-2157

t: (212) 479-6000      f: (212) 479-6275      cooley.com

U.S. Securities and Exchange Commission

February 25, 2021

Page Three

Please direct any questions or comments concerning Amendment No. 3 or this response letter to the undersigned at +1 212 479 6495.

Very truly yours,

/s/ Joshua A. Kaufman Joshua A. Kaufman

cc:	Derek P. D’Antilio, IDEX Biometrics ASA

Marc A. Recht, Cooley LLP

David C. Boles, Cooley LLP

Cooley LLP      55 Hudson Yards      New York, NY      10001-2157

t: (212) 479-6000      f: (212) 479-6275      cooley.com